SEC FILE NO. 001-32552
CUSIP NUMBER 47023A309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: April 4, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:

Jamba, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

3001 Dallas Pkwy, Suite 700

City, State and Zip Code:

Frisco, Texas 75034

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

As of May 15, 2017, the filing deadline for its Quarterly Report on Form 10-Q for the quarter ended April 4, 2017  (“Form 10-Q”), Jamba Inc. (the “Company”) was not able to complete the preparation, review, and filing of its Form 10-Q due to the focus of the Company on the completion of its Form 10-K yet to be filed for its fiscal year ended January 3, 2017 and the dedication of Company resources toward such completion. The Company underwent significant changes in business model, leadership, key personnel, and relocation of corporate office in 2016. These changes resulted in a significant increase in non-routine transactions and impacted certain routine processes needed to effectively accumulate and present consolidated financial results.

The Company anticipates that it will disclose a material weakness in internal control over financial reporting in its Annual Report on Form 10-K for its fiscal year ended January 3, 2017 due to ineffective risk assessment of the risks of material misstatement in financial reporting.  The Company identified that the risk assessment process, which was intended to identify new transactions and changes to existing processes and design appropriate control activities over financial reporting, may not be sufficient to prevent or detect material misstatement on a timely basis. The Company is working diligently on a remediation plan to enhance the company-wide internal control over financial reporting.  The Company intends to file its Form 10-Q as soon as practicable, with timing contingent on completion of 2016 financial statements, their subsequent audit and completion of financial statements for the quarter ended April 4, 2017.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marie Perry	(469)	294-9600
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☐  Yes    ☒  No

Annual Report on Form 10-K for the fiscal year ended January 3, 2017

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

Certain statements in this filing are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those involving future events and future results that are based on current expectations, estimates, forecasts, and projections as well as the current beliefs and assumptions of the Company’s management. Words such as “outlook”, “believes”, “expects”, “appears”, “may”, “will”, “should”, “anticipates”, or the negative thereof or comparable terminology, are intended to identify such forward-looking statements. Any statement that is not a historical fact, including estimates, projections, future trends and the outcome of events that have not yet occurred, is a forward-looking statement.  Forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore actual results may differ materially and adversely from those expressed in any forward-looking statements.  There can be no assurance that the Company may not identify a different or additional material weaknesses in its internal control over financial reporting, need to restate its financial statements or conclude that investors should no longer rely upon previously issued financial statements. Factors that might cause or contribute to such differences include, but are not limited to factors discussed under the section entitled “Risk Factors” in the Company’s reports filed with the SEC.  Many of such factors relate to events and circumstances that are beyond the Company’s control.  You should not place undue reliance on forward-looking statements. The forward-looking statements in this filing are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(4)	Exhibits.

Jamba, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2017	By:	/s/ Marie Perry
Name: Marie Perry
Title: Chief Financial Officer, Chief Administrative Officer, Executive Vice President and Secretary